                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       The Meridian Resource Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58977Q109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Catherine A. Lamboley, Corporate Secretary
                               Shell Oil Company
                              910 Louisiana Street
                              Houston, Texas 77252
                                 (713) 241-6161
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 17, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.: 58977Q109
-------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Shell Oil Company
-------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [   ]
           N/A                                                        (b) [   ]
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3          SEC USE ONLY

-------------------------------------------------------------------------------

4          SOURCE OF FUNDS
           00
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                      [   ]

-------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER

               NUMBER OF                            -0-
                SHARES
             BENEFICIALLY                --------------------------------------
               OWNED BY
                 EACH                     8          SHARED VOTING POWER
               REPORTING
                PERSON                               25,919,458 or 13,684,182,
                 WITH                                depending on the matter
                                                     put to a vote
                                          -------------------------------------

                                          9          SOLE DISPOSITIVE POWER

                                                     -0-
                                          -------------------------------------

                                          10         SHARED DISPOSITIVE POWER

                                                     -25,919,458-

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,919,458
-------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                          [   ]

-------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.6%
-------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 58977Q109
-------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Shell Louisiana Onshore Properties Inc.
-------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [   ]
           N/A                                                        (b) [   ]
-------------------------------------------------------------------------------

3          SEC USE ONLY

-------------------------------------------------------------------------------

4          SOURCE OF FUNDS
           AF

-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                      [   ]

-------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER

               NUMBER OF                            -0-
                SHARES
             BENEFICIALLY                --------------------------------------
               OWNED BY
                 EACH                     8          SHARED VOTING POWER
               REPORTING
                PERSON                               25,919,458 or 13,684,182,
                 WITH                                depending on the matter
                                                     put to a vote
                                          -------------------------------------

                                          9          SOLE DISPOSITIVE POWER

                                                     -0-
                                          -------------------------------------

                                          10         SHARED DISPOSITIVE POWER

                                                     -25,919,458-

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,919,458
-------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                          [   ]

-------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.6%
-------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13D filed by Shell Oil Company ("SOC") and Shell Louisiana Onshore Properties Inc. ("SLOPI", and together with SOC, the "Reporting Entities") is hereby supplemented by adding the following information.

           On July 17, 2000 SLOPI and the Issuer executed and delivered an Option and Standstill Agreement (the "Option Agreement"). Pursuant to the Option Agreement (i) SLOPI granted to the Issuer an irrevocable option, exercisable by the Issuer at any time prior to January 31, 2001, to acquire 6,000,000 shares of the Common Stock of the Issuer held by SLOPI, and all of the Preferred Stock, par value $1.00 per share of the Issuer (the "Preferred Stock") held by SLOPI, for an aggregate cash purchase price of one hundred fourteen million dollars ($114,000,000.00); and (ii) the Issuer issued to SLOPI on the date of the Option Agreement one million newly issued shares of the Common Stock of the Issuer (the "Consideration Shares"). See Item 6 for a description of the Option Agreement and related agreements that will be entered into by SLOPI and the Issuer upon exercise of the Option.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13 D filed by the Reporting Entities is hereby supplemented by adding the following information.

           The transactions evidenced by the Option Agreement occurred as a result of negotiations with the Issuer. SLOPI granted the Option to the Issuer in furtherance of SLOPI's investment objectives. Following the termination of the Option, whether by the Issuer's exercise thereof, or by expiration of the Option's stated term, SLOPI intends to continue to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SLOPI, general stock market and economic conditions, tax considerations and other factors deemed relevant may decide to increase or decrease the size of the investment in the Issuer; provided, however, that the Option Agreement provides that for a period of ten years following the closing of the exercise of the Option, SLOPI shall not, and shall cause its Affiliates not to, acquire any additional equity or debt securities or other interests in the Issuer, unless such acquisition is approved in advance by the board of directors of the Issuer.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Item 5 of the Schedule 13D filed by the Reporting Entities is hereby amended in its entirety to read as follows:

           Through its direct holdings, SLOPI beneficially owns and has the power to dispose of 13,082,030, or nearly 27.6% of the 47,414,417 shares of Common Stock that are currently outstanding. Because SLOPI's 3,982,906 shares of Preferred Stock are convertible into 12,837,428 shares of Common Stock at any time at the holder's election, SLOPI is deemed under Rule 13d-3 to own beneficially and have the power to dispose of such additional Common Stock as well. SLOPI therefore beneficially owns and has the power to dispose of a total of 25,919,458, or approximately 43.6% of the 59,496,447 shares of Common Stock which are deemed outstanding for purposes of Rule 13d-3(d).

           Voting power, however, does not directly track beneficial ownership. Each of SLOPI's 3,982,906 shares of Preferred Stock is entitled to one vote per share on all matters submitted to holders of the Common Stock, and such shares are convertible into 12,837,428 shares of Common Stock. However, as explained further in Item 6(D)(5) of the original Schedule 13D filed by the Reporting Entities, SLOPI agreed, subject to

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certain exceptions (i) to exercise voting control over no more than 23.0% of the votes entitled to be cast in any matter put to a vote of the holders of Common Stock and (ii) to cast any excess votes it may have pro rata with the votes of all other shares that are actually voted for or against (or that abstain from voting) on each matter. Therefore, in voting upon certain matters (see Item 6(D)(5) of the original Schedule 13D filed by the Reporting Entities), SLOPI's shares of Preferred Stock would, after conversion and when aggregated with its direct holdings, entitle it to cast 25,919,458 (or 43.6%) of the 59,496,447 then outstanding votes. In votes subject to the limitations described above, SLOPI may only vote (i) upon full conversion of the Preferred Stock, up to 13,684,182 (or 23%) of the 59,496,447 shares of Common Stock that would then be outstanding and (ii) prior to the conversion of any Preferred Stock, up to 11,821,384 (or 23%) of the 51,397,323 votes entitled to be cast. Therefore, SLOPI may exercise, upon conversion of the Preferred Stock, voting power with respect to either 25,919,458 or 13,684,182 of the outstanding shares. Because SLOPI is an indirect subsidiary of Shell Oil, Shell Oil may also be deemed to own SLOPI's shares beneficially and to share in its voting power with respect thereto. The foregoing share figures are accurate as of the date of this statement but subject to adjustment in the event of occurrences which trigger antidilution adjustments with respect to the Preferred Stock and with respect to other changes in the Issuer's capitalization.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           Item 6 of the Schedule 13 D filed by the Reporting Entities is hereby supplemented by adding the following information.

           Prior to the exercise or termination of the Option, the agreements between SLOPI and the Issuer which are described in Item 6 of the original
Schedule 13D filed by the Reporting Entities remain in full force and effect, and are not modified or affected by the Option Agreement except as described below. Furthermore, if the Option terminates by its terms without exercise by the Issuer, such agreements will remain in effect between SLOPI and the Issuer.

           A.        The Option Agreement.

           Pursuant to the Option Agreement, a copy of which is attached hereto as Exhibit 1, SLOPI has granted to the Issuer an irrevocable option to purchase, at any time during the period commencing July 17, 2000 and ending at 3:00 p.m. Central Time of January 31, 20001 (the "Option Period"), all, but not less than all of (i) 6,000,000 shares of Common Stock of the Issuer, and (ii) all 3,982,906 shares of the Preferred Stock of the Issuer, for an aggregate purchase price of $114 million in cash. As consideration for the Option, the Issuer has issued the Consideration Shares to SLOPI. SLOPI has agreed that it will not offer, sell or contract to sell or otherwise transfer or announce an offering of the Consideration Shares prior to the earlier of the exercise of the Option or the end of the Option Period. The Consideration Shares are not subject to the Stock Rights and Restrictions Agreement (the "Stock Rights Agreement") between SLOPI and the Issuer, which is described in the original
Schedule 13 D filed by the Reporting Entities.

           The Issuer has the right to designate one or more persons to exercise the Option with respect to the Common Stock. Any such person would be required to execute a Stock Purchase Agreement with SLOPI in the form attached to the Option Agreement.

           In the Option Agreement, SLOPI has agreed that it will not, during the period commencing on July 17, 2000 and ending upon the earlier of the exercise of the Option or the end of the Option Period, (i) exercise any of SLOPI's rights under the Stock Rights Agreement to engage in an otherwise permitted transfer of the Common Stock or Preferred Stock of the Issuer owned by SLOPI, (ii) exercise SLOPI's rights under the Stock Rights Agreement to participate as a buyer of Common Stock or securities exchangeable into Common Stock if

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
the Issuer were to issue additional or new shares of Common Stock or such securities, (iii) exercise SLOPI's rights under the Stock Rights Agreement to receive "Deficiency Amounts" (as defined in the Stock Rights Agreement) in the event SLOPI were to sell shares of Common Stock which it had received upon conversion of shares of Preferred Stock, or (iv) exercise SLOPI's rights under the Registration Rights Agreement entered into between SLOPI and the Issuer (the "Existing Registration Rights Agreement"), which is described in the original Schedule 13D filed by the Reporting Entities.

           Also, in the Option Agreement SLOPI has agreed that during the period commencing on July 17, 2000 and ending upon the earlier of the exercise of the Option or the end of the Option Period, SLOPI will not (i) acquire or agree or propose to acquire ownership of the Issuer or any assets or business of the Issuer (except in transactions in the ordinary course of business) or any securities of the Issuer, or make any public announcement with respect thereto, (ii) except with respect to SLOPI's designee on the Issuer's board of directors, seek or propose to influence or control in any manner the management or policies of the Issuer, or to obtain additional representation on the Board of Directors of the Issuer, or solicit, encourage or participate in the solicitation of proxies or consents with respect to any securities of the Issuer, (iii) seek or propose any recapitalization, restructuring or other extraordinary transaction with respect to the Issuer or any of its businesses,
(iv) enter into any discussions, negotiations or other arrangements with any third party with respect to any of the foregoing or (v) take any action that might force the Issuer to make a public announcement regarding any of the foregoing.

           B.        Agreements Effective upon Exercise of the Option.

           If the Issuer exercises the Option, effective upon the closing of such exercise (the "Closing"), the following terms and agreements will be effective between the Issuer and SLOPI.

           Effective as of the Closing, SLOPI shall cause its designee to resign from the Board of Directors of the Issuer, and SLOPI and its Affiliates shall relinquish, for a period of ten years after the Closing, any rights to propose any candidates for election to the Issuer's Board of Directors.

           For a period of ten years following the Closing, SLOPI shall not, and shall cause its Affiliates not to, acquire any additional equity or debt securities or other interests in the Issuer or any of the Issuer's securities, unless such acquisition is approved in advance by the Issuer's Board of Directors.

           For a period of 90 days following the Closing, SLOPI and its Affiliates shall not offer, sell or contract to sell, or otherwise transfer or dispose of, or announce any offering of any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, except for transfers to affiliates of SLOPI, or pursuant to any merger, consolidation or compulsory share exchange transaction in which the Issuer is a constituent corporation.

           Effective as of the Closing, the Issuer and SLOPI and its affiliates will mutually release each other from any claims arising from or based upon the Agreement and Plan of Merger dated as of May 27, 1998, except for certain express provisions thereof and other agreements.

           At the Closing, the Issuer and SLOPI will execute an agreement terminating the Stock Rights Agreement and the Existing Registration Rights Agreement. SLOPI and the Issuer will execute a new Registration Rights Agreement at Closing, whereby SLOPI may require the Issuer to file two registration statements under the Securities Act of 1933, as amended, to permit sales by SLOPI of shares of Common Stock of the Issuer, and to permit SLOPI to participate in sales of Common Stock where the Issuer proposes to file any such registration statement. SLOPI has also agreed that at the Closing, the Issuer will enter into an amendment of its Rights Agreement with American Stock Transfer & Trust Co., the effect of which will be to render SLOPI and its affiliates subject to such agreement.

           C.        Incorporation by Reference.

           The foregoing description of the Option Agreement, including the exhibits thereto, summarize provisions which are complex and detailed. As a necessary result, the summary descriptions are, in a manner not essential to a general understanding of the agreements, imprecise or lacking in certain detail. Accordingly the exhibits to this statement supplement the foregoing, are hereby incorporated by reference, and should be directly referenced in order better to assess the precise scope, operation and nature of the agreement reached between SLOPI and the Issuer with respect to their subject matter. To the extent that any exhibit is inconsistent with or supplements the summary descriptions, the summary descriptions are deemed modified thereby.

           D.        Transactions during Past Sixty Days.

           Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the past sixty days.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1  -  Option and Standstill Agreement dated July 17, 2000 between the Issuer and SLOPI.

                                   SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


July 20, 2000

                                SHELL LOUISIANA ONSHORE PROPERTIES INC.


                                BY: /s/ W. VAN DE VIJVER
                                   ----------------------------------
                                Name:  W. van de Vijver
                                Title: Chief Executive Officer


                                SHELL OIL COMPANY


                                BY: /s/ CATHERINE A. LAMBOLEY
                                   ----------------------------------
                                Name:  Catherine A. Lamboley
                                Title: General Counsel and Corporate Secretary

                               AMENDED SCHEDULE I

The original Schedule I is hereby amended as follows:

                        DIRECTORS AND EXECUTIVE OFFICERS
                    SHELL LOUISIANA ONSHORE PROPERTIES, INC.

                                                      POSITION
NAME AND ADDRESS              CITIZENSHIP             OCCUPATION
W. van de Vijver                 Dutch                Chairman
910 Louisiana Street                                  President and CEO
Houston, Texas  77252                                 President and CEO,
                                                      Shell Exploration & Production Company

R.V. Deere                       U.S.A.               Director and Treasurer
910 Louisiana Street                                  Manager - Financial Structure,
Houston, Texas  77252                                 Shell Exploration & Production Company

D.W. Dupert                      U.S.A.               Director
910 Louisiana Street
Houston, Texas  77252

J.R. Eagan                       U.S.A.               Director
910 Louisiana Street                                  Executive Vice President - Finance
Houston, Texas  77252                                 and Chief Financial Officer
                                                      Vice President - Finance and Commercial,
                                                      Shell Exploration & Production Company

D.A. Erickson                    U.S.A.               Director and Vice President - Tax
910 Louisiana Street                                  General Tax Counsel,
Houston, Texas  77252                                 Shell Exploration & Production Company

R.J. Ferris                      U.S.A.               Director and Assistant Secretary
910 Louisiana Street
Houston, Texas  77252

D.T. Lawrence                    U.S.A.               Executive Vice President -
910 Louisiana Street                                  Exploration and Development
Houston, Texas  77252

S.H. McVeigh                     U.S.A.               Executive Vice President -
910 Louisiana Street                                  Production and Surveillance
Houston, Texas  77252

M.E. Odum                        U.S.A.               Executive Vice President -
910 Louisiana Street                                  Business Development and Technology
Houston, Texas  77252



K.T. Jarvi                       U.S.A.               Vice President - Legal
910 Louisiana Street
Houston, Texas  77252

                        DIRECTORS AND EXECUTIVE OFFICERS
                               SHELL OIL COMPANY

                                                      POSITION
NAME AND ADDRESS              CITIZENSHIP             OCCUPATION
Joseph E. Antonini               U.S.A.               Director
1800 W. Maple Road                                    Retired Chairman, President
Troy, Michigan  48084                                 and CEO, KMart Corporation

Rand V. Araskog                  U.S.A.               Director
1330 Avenue of the Americas                           Retired Chairman and CEO
New York, New York  10019-5490                        ITT Corporation

Robert F. Daniell                U.S.A.               Director
United Technologies Bldg.                             Retired Chairman, United
Hartford, Connecticut  06101                          Technologies Corporation

Vilma S. Martinez                U.S.A.               Director
355 S. Grand Avenue                                   Attorney (Partner)
Los Angeles, California 90071-1560                    Munger, Tolles & Olson

Steve L. Miller                  U.S.A.               Chairman
910 Louisiana Street                                  President and CEO
Houston, Texas  77252

Mark Moody-Stuart                England              Director
Shell Centre                                          Chairman and a Managing
2 York Road                                           Director of The "Shell"
London, England SEI  7NA                              Transport and Trading
                                                      Company p. l. c.

Harold A. Poling                 U.S.A.               Director Emeritus
Regent Court Bldg.                                    Retired Chairman and CEO,
16800 Executive Place Drive                           Ford Motor Company
Dearborn, Michigan  48126

Gordon R. Sullivan               U.S.A.               Director
490 L'Enfant Plaza, S.W.                              President
Washington, D.C.  20024                               Association of the U.S. Army

John F. Woodhouse                U.S.A.               Director
1390 Enclave Parkway                                  Chairman
Houston, Texas  77077-2099                            Sysco Corporation

S. Borches                       U.S.A.               Vice President - Corporate Affairs
910 Louisiana Street
Houston, Texas  77252

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
N.J. Caruso                      U.S.A.               General Manager - Finance
910 Louisiana Street                                  Chief Financial Officer
Houston, Texas  77252

C.A. Lamboley                    U.S.A.               Vice President
910 Louisiana Street                                  General Counsel and Corporate Secretary
Houston, Texas  77252

D.H. Ohle                        U.S.A.               Vice President - Human Resources
910 Louisiana Street                                  (Effective as of 8-2-00)
Houston, Texas  77252

P.M. Dreckman                    U.S.A.               Vice President and General Tax Counsel
910 Louisiana Street
Houston, Texas  77252

S.E. Ward                        U.S.A.               Vice President - Government Affairs
910 Louisiana Street
Houston, Texas  77252

                               INDEX TO EXHIBITS


           Exhibit 1  -  Option and Standstill Agreement dated July 17, 2000 between the Issuer and SLOPI.

                                      11